82-34626

WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

June 11, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239~~

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated June 7, 2002, of the Company announcing the acquisition of several healthcare facilities in France and Italy.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8718.

Very truly yours,

Kelly L. Sutherland /S.K.S.

Kelly L. Sutherland
Law Clerk

Enclosure

cc: Robert Marion
Laurent Faugérolas

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

RECD S.E.C.
JUN 11 2002
1086

PRESS RELEASE

Paris, June 7, 2002

GENERALE DE SANTE PURSUES ITS EXTERNAL GROWTH

DEVELOPMENT OF ITS HEALTHCARE NETWORK IN FRANCE AND ABROAD

- ***Further extension of the Group's network in France*: acquisition of "Clinique de l'Appareil Locomoteur et du Sport" (Paris) and of "Clinique Kerlena" (Roscoff, Brittany)**
- ***Development in a new business sector, dedicated to cosmetic surgery and well-being*: acquisition of " Clinique Esthétique de Paris Spontini"**
- ***Strengthening of presence in Italy***

Générale de Santé, the leading European group of private hospitals, announces today 5 operations of external growth. These acquisitions strengthen the Group's healthcare network and its presence abroad. They add a total of 323 beds, i.e. a 2% increase in the Group's medical capacity in Europe.

These acquisitions represent a total investment of 13.5 million euros, including debt, for 33 million euros of additional revenues on a full year basis[1]. In accordance with the Group strategy, they will be financed from the Group's own funds.

« These operations confirm our strategy in hospital care and our business model of steady growth of more than 10% per year », said Daniel Bour, Chairman and Chief Executive Officer. The acquisition of three poles of excellence in France and the operations in Italy continue our external growth which already exceeds its goal of more than 6% in 2002 on a full year basis. Organic growth remains sustained. These facilities will strengthen our position in France and in Italy, and I am very pleased to welcome medical teams of international reputation within the Générale de Santé Group».

1. Further extension of the Group's network in France: acquisition of "Clinique de l'Appareil Locomoteur et du Sport" (Paris) and of "Clinique Kerlena" (Roscoff, Brittany)

[1] To this should be added 34 million euros revenues from the Beauregard Clinic in Marseille, already acquired

GÉNÉRALE DE • SANTÉ

The acquisition of the Clinique de l'Appareil Locomoteur et du Sport, a leading clinic in orthopedic surgery, will help supplement Générale de Santé's offer of care in the Paris area. Générale de Santé thus acquires a clinic, which reinforces its expertise in orthopedics and care for sportsmen. It aims to foster synergies with the European Rehabilitation centers for high-level sportsmen at Cap Breton and at Saint Raphaël, which are European references for international sportsmen.

The acquisition of the Roscoff based Kerlena Clinic enables the Group to strengthen its geographical presence in Brittany, while broadening its offer in rehabilitation, an area where quality opportunities are scarce.

Revenues for these two entities are estimated at 16.5 million euros on a full year basis.

2. Development in a new business activity, dedicated to cosmetic surgery and to well-being: acquisition of "Clinique Esthétique de Paris Spontini"

Générale de Santé has signed a partnership agreement with the medical teams of the "Clinique Esthétique de Paris Spontini" which it has acquired. This clinic will be exclusively dedicated to cosmetic surgery where the medical partners enjoy an international reputation.

Once the technical and accommodation facilities re-deployed and modernized, the Group anticipates receiving more than 3 000 patients in 2003. The Spontini clinic will become a pilot clinic in terms of quality of care in this activity which is undergoing major change. It will also conform to forthcoming regulations for the sector.

This investment represents Générale de Santé's first step in this activity. In the non-regulated, very atomized and barely organized market of cosmetic surgery, Générale de Santé intends to progressively structure the offer of care and apply its own criteria of quality, safety and ethics in the various cosmetic surgery clinics it may create or acquire.

Revenues for the Spontini clinic are estimated at close to 3 million euros for 2003.

3. Strengthening of presence in Italy

In Italy, where the Group has been operating since 1991, Générale de Santé completed two acquisitions and won a bid to manage a public hospital:

- Acquisition of a pole of excellence. The **Cardinal Ferrari Center** in Parma is a leading European clinic for heavy neurological rehabilitation (post coma rehabilitation).
- Acquisition of the **San Nicolò Center**, in Como : this entity comprises two fully equipped day centers (imaging, analysis and consultation), with the prospects of opening, in the very near future, a facility for day surgery. It therefore represents a new and promising concept which corresponds to the evolution of techniques as well as to the demand by patients. This is a model of development for Générale de Santé, as the Italian market is likely to offer more such opportunities in the years to come.

GÉNÉRALE DE • SANTÉ

- The bid for the **full management of the public hospital of Omegna** (North Piemont) was won at the beginning of 2002. With this management contract, the health authorities will transfer to Omegna the orthopedic department of two other near-by public hospitals. Centrally located, the hospital will be able to draw from a highly populated area of more than 900 000 inhabitants. Whilst Génerale de Santé already manages a public hospital in Portugal, this is the first time that a private group obtains the contract for the management of a public hospital in Italy. This strategic move is another development model for Générale de Santé, as such operations may be replicated in the future.

With the San Nicolò center and the public hospital of Omegna, Générale de Santé has positioned itself in two innovative activities in terms of care organization, which offer very interesting growth prospects in Italy and in Europe.

These operations will allow Générale de Santé to double its revenues in Italy. Offering synergies in terms of geography as well as in terms of specialties, they illustrate the Group's determination to intensify its presence in a particularly open and potentially large market. Consolidated revenues of these acquisitions on a full year basis can be estimated at 13.6 million euros.

Daniel Bour will be commenting upon these strategic moves at the Annual General Meeting to be held

Friday, June 7, 2002 at 11:00 am

Salle GAVEAU

45, rue La Boétie

75008 PARIS

France

Furthermore, Générale de Santé will be conducting a conference call the same day. Details are as follows:

Time:	3:30 pm (Paris time)
Duration:	Approximately 1 hour
Call-in #:	+33 1 56 38 35 35

A playback of the call will be available two hours after the conference ends for 5 days. The recording can be accessed by calling + 33 1 40 50 20 20 , access code: 9092.

Générale de Santé

FILE NO. 82-5239

GÉNÉRALE
DE • SANTÉ

Listed on the "Premier Marché" of Euronext Paris since June 2001, Générale de Santé is the largest Group in Europe and the market leader in France in the private hospital sector with a market share of about 10%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.
With 168 establishments in the world, Générale de Santé is the leading European Group providing medical healthcare and services: Acute care (General Medicine – Surgery – Obstetrics), Psychiatry, Post acute Care and Rehabilitation, Oncology – Radiotherapy, Diagnostic and Home Healthcare, Nursing homes and Services (cleaning and hotel services, televisions, telephones and catering). In France, Générale de Santé is composed of a unique network of 149 establishments, welcoming all patients from birth to old age in all regions with more than 17,200 hospital beds and dialysis places. In 2001, the 16,000 employees and the 3,800 doctors of the Group serviced over one million patients.

Euroclear Code: 4447
Générale de Santé is part of the Next 150 index

Contacts Générale de Santé Nicole Micheletti (FINEO) 01 53 23 14 76 Loïc Ricour : + 33 1 53 23 17 15 l.ricour@gsante.fr www.generale-de-sante.fr	Analystes et investisseurs Anne Guimard (FINEO) Tél. : + 33 1 45 72 20 96 / +33 1 53 23 17 18 generale-de-sante@fineo.com